Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

[FILED VIA EDGAR]

April 28, 2023

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:      Separate Account VA B (“Registrant”)

Transamerica Life Insurance Company (“Depositor”)

Registration on Form N-4 (File No. 333-186030)

Post-Effective Amendment No. 16

ACCESSION NO. 0001193125-23-117869

Mr. Cowan:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of Post-Effective Amendment No. 16 under the 1933 Act to the Registrants’ Registration Statements on Form N-4 filed with the Securities and Exchange Commission on April 26, 2023 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment because the Amendment was erroneously filed in EDGAR under the wrong 1933 Act Number.

This Amendment has not yet become effective, and no securities were sold in connection with the offering.

Please contact me at 720-488-7884 if you have any questions or require anything further.

Sincerely

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel